

Mail Stop 3561

October 10, 2008

Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
2140 Shattuck Ave., Ste 210-2270
Berkeley, CA 94704

> **Re:** **Lux Digital Pictures, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2008**
> **File No. 333-153502**

Dear Mr. Jucht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the basis for setting the share price in this offering at $.10. Your explanation should address the fact that the $.10 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

2. Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness. It is not supposed to present a description of your future plans or aspirations. You need to revise the entire document so that it accurately presents your current

situation. You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.

3. Please revise the entire prospectus to remove industry jargon, marketing language, and terms in quotes so that your disclosure may be more clearly understood by an investor unfamiliar with your industry. Instead, explain your services or features using clear plain language. A few examples of such terminology include, but are not limited to: "brands," "tent pole projects," "specialty divisions," "execution dependent," "industry revenue pie," "the business," "ROI" and "viral, (Web 2.0) internet business." Please revise throughout the entire prospectus.

4. Furthermore, instead of using marketing phrases such as "unique and dynamic" and "successfully," please revise to describe your strategies and why you believe they will make you successful. This is only an example of several phrases that appear throughout your prospectus that would need to be revised in order to provide investors with meaningful disclosure of your operations and your business plan.

Registration Statement Cover Page

5. Please move the last paragraph on the front cover of the registration statement to the front cover of the prospectus supplement. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Cover Page

6. Please revise to clarify that the shares are offered by the selling shareholders.

Prospectus Summary, page 5
Corporate Background, page 5

7. The summary should be a concise and straightforward discussion of the most material aspects of your company and your offering. You should provide a clear, concise and balanced description of the products or services that you offer and how you will generate revenue instead of merely repeating information that appears later in the prospectus. Please revise.

8. Please provide support for your statement in the fourth paragraph of this section that the assets will adequately capitalize the company in the near term. Please also

define what is meant by the "near term" – is that one month, six months, a year, etc. Also, revise to disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.

9. See the first and last sentences of the fourth paragraph pertaining to your founding shareholders. Please provide a separate paragraph, or preferably a table, that lists each of your founding shareholders and the number of common and preferred shares each received in exchange for contributing certain assets into the Company.

10. See the last paragraph on page 6. Clarify, if true, that your two primary managers consist of Mr. Ingo Jucht, your President and Chief Executive Officer, who also is your sole employee, and Mr. T. Joseph Coleman, a related party consultant.

11. Also disclose that Mr. Jucht is the Operating Manager of Lux Digital Pictures GmbH, an entity that owns 75% of your common stock and 100% of your preferred stock, and disclose the relationship, if any, of Mr. T. Joseph Coleman with the entity Coleman Family Trust who owns 9.8% of your common stock. Reference to ownership is made at pages 9 and 26.

12. We note your disclosure in the last paragraph that your "two primary managers have considerable experience and expertise in the independent motion picture business and related industries." We note, however, from your disclosure in a risk factor on page 11 that Mr. Jucht has limited experience in developing a comparable film businesses. Please revise to explain the discrepancy between your disclosure here and your risk factor. We also note your risk factor on page 9 which states that Mr. Jucht would be difficult to replace and the company is highly dependent upon him.

Summary Financial Data, page 8

13. Please expand the 'Statement of Operations' section to disclose the net loss per share amount, along with the number of weighted average shares outstanding.

Risk Factors, page 8

14. Please keep the format for the risk factor titles consistent throughout the section in order to facilitate the reading of this section by investors. For example, please use either capital letters or bold font to distinguish the risk factor titles in this section.

15. Please create a risk factor to discuss the risk that Mr. Jucht has no previous experience in managing a public company and discuss the difficulties in having acceptable internal controls surrounding the financial reporting with only one officer/employee/director. Please include any risks that may be associated with

taking the company public, such as increased costs or new regulatory environment that may result from being a public company.

16. Please create a risk factor to discuss that there is no employment agreement in place with Mr. Jucht. Also, create a risk factor to discuss that the executive officer is currently not receiving any compensation and disclose what compensation he ultimately expects to receive.

We may be subject to claims of trademark infringement, page 11

17. Please revise to discuss the risks associated with specific trademarks that you have so that investors can better understand this risk factor.

If our shares of common stock are actively traded on a public market, page 12

18. Please revise to clarify the discrepancy between this risk factor which states that you may be subject to the penny stock rules and the first risk factor on page 13 which states that your shares are penny stock and subject to the penny stock rules.

Because our securities are subject to penny stock rules, page 13

19. Please create a separate risk factor for the second paragraph of this risk factor. The second paragraph does not describe any risk associated with the difficulty of reselling penny stock shares. Alternatively, please delete or move the second paragraph.

Selling Security Holders, page 14

20. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. Please refer to Question 140.02 of the Compliance & Disclosure Interpretations for Regulation S-K.

Plan of Distribution, page 16

21. Please revise the plan of distribution to note that the selling stockholders may be deemed underwriters.

22. Please disclose, in the footnotes to the financial statements, your obligation to bear the expenses of this registration of common shares. In this regard, we assume there is no agreement under which you could be subject to penalties or liquidated damages in connection with registration rights. If our assumption is not correct, please describe any such agreement.

Description of Securities to be Registered, page 17

23. We note your conclusion in the fourth paragraph that all shares of common stock now outstanding are fully paid for and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it. You also refer to "this private placement." Please revise.

Interests of Named Experts and Counsel, page 19

24. Please advise as to why certain words in this section and in other parts of the prospectus are underlined. Alternatively, please remove the underlining in the prospectus.

Description of Business, page 19

25. We note your disclosure on page 27 that you presently have no permanent office facilities, but will use the offices of Lux Digital Pictures, GmbH. Please revise to disclose the same here and provide the location of your office. Refer to Item 102 of Regulation S-K.

26. Completely revise this section in the next amendment so that it provides an accurate picture of your enterprise at the time of effectiveness. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company.

27. Please disclose who the company's predecessor in interest is.

28. Please revise your disclosure to provide an update on the status of "Nightmares in Red, White and Blue" as your disclosure states it is expected to be completed in September 2008. Please also provide an update on the status of "American Grindhouse" as the disclosure states it is expected to be completed and ready for release in late 2008.

29. Please revise to clearly explain your DigiTheater production process for investors. Also, disclose whether there is any contract in place for your first New Broadway Cinema production that is expected to go before the cameras in 2009. File the exhibit, if appropriate. Refer to Item 601(b)(10) of Regulation S-K.

Regulation, page 23

30. Your last sentence of this section suggests you have insurance to cover certain liabilities. Please confirm if you do have insurance. If so, please provide a brief description of what is covered by the insurance. If not, please revise the sentence so that it is clear you have no insurance to cover such liabilities.

Reports, page 24

31. Please note our address is 100 F St., NE. Please make this change as applicable throughout the disclosure.

Special Note Regarding Forward-Looking Statements, page 24

32. Please revise the second sentence in the final paragraph of this section to remove any inference that you are disclaiming the accuracy and completeness of information cited in your prospectus. Please revise this language where it appears in other places in the prospectus, such as the second paragraph on page 13 and the last sentence of the first paragraph on page 30.

Directors, Executive Officers, Promoters and Control Persons, page 24

33. Please revise the description of Mr. Coleman's business experience to briefly describe his business experience during the past five years. Please include dates, as appropriate. Also, revise to specify Mr. Coleman's roles in the films that you list. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 25

34. Please revise to include the disclosure required by Item 402(l) of Regulation S-K.

Conflict of Interest – Management's Fiduciary Duties, page 26

35. We note that Mr. Jucht is the operating manger of Lux Digital Pictures GmbH, your principal shareholder. Please revise here to discuss potential conflicts specific to this relationship. And, to the extent material, please create a risk factor to discuss these potential conflicts of interests.

Security Ownership of Certain Beneficial Owners and Management, page 26

36. We note the last sentence of the first paragraph of this section which states that "[u]nless otherwise indicated, each person named in this table below has sole voting and investment power with respect to the shares beneficially owned." However, there are no persons listed in the table below. Please revise to provide the natural person who has the sole voting and investment power for each entity listed in this table. Also, provide all of the columns required by Item 403(a) of Regulation S-K.

Related Party Transactions, page 27

37. Refer to the first four transactions described under this heading. For each of the
transactions with Lux Digital Pictures GmbH, RTV Media Corp, T. Joseph
Coleman, and Vega 7 Entertainment please disclose the date(s) that these
transactions were entered into, the individual number of common and preferred
shares issued, and the value of the shares issued. Please explain to us how you
determined the fair value of the common and preferred shares issued in each
transaction. Your response should address the application of paragraphs 7 and 8 of
FAS No. 123(R) regarding share-based payments with nonemployees.

38. In addition to the above comment, please revise to provide the material terms of
each transaction and all of the information required by Item 404(d) of Regulation
S-K for each transaction. Please confirm to us that all transactions reportable
pursuant to Item 404(d)(1) are disclosed in this section. File the related contracts as
exhibits, as required by Item 601(b)(10) of Regulation S-K.

39. In the case of the transaction with Lux Digital Pictures GmbH disclose, if true, that
these assets were acquired and recorded at the historical cost basis as this entity, as
managed and controlled by Mr. Ingo Jucht, is considered to be one of your
founding shareholders and is also your controlling shareholder. Reference is made
to SAB Topic 5(G). Also see our comment below under Note 5 to the audited
financial statements.

40. To the extent that RTV Media Corp or any other person or entity is considered to
be a founding shareholder, please provide similar disclosure as that requested for
Lux Digital Pictures GmbH.

Disclosure of Payment of Services with Shares of Common Stock, page 28

41. Please expand to disclose the number of shares that will be issued and how you
determined the fair value of those shares.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page
28

42. Please advise as to why you will become subject to the General Corporation Laws
of Wyoming following the closing of this offering or revise.

Reports to Security Holders, page 29

43. Your disclosure that you may be required to register the common stock being
offered hereunder as of the calendar year ending December 31, 2008 is unclear to
us. Please revise or advise.

44. The disclosure in the last sentence of this section implies that the information you could provide in response to an individual investor inquiry may not be provided to all investors. Please delete this paragraph or provide us with an explanation of why you believe responding to individual information requests is consistent with federal securities laws. Material information about the offering should be contained in the registration statement, not given out on a selective basis.

Financial Statements

Balance Sheet, page F-3

45. Please revise your presentation to comply with paragraph 51 of SOP 00-2. Further, it appears that additional disclosures may be required by this paragraph. Please revise or advise as to why you consider your current disclosures to be adequate.

Statement of Operations, page F-4

46. Refer to the line item "Other Expense" in the amount of $400,000. Based on disclosure in Note 6, this amount represents the write-down, due to impairment, of your radio media asset or "prepaid advertising." As such, please reclassify this line item as an operating expense in arriving at your computation of "Operating Income (Loss)." Also, consider revising the line item description as "Other Expense - Asset Impairment" or similar description. Please also revise your "Summary Financial Data" on page 8 to reflect these changes.

Statement of Stockholders' Equity, page F-5

47. Reference is made to the line item "Issuances of Common stock." Please separate the various issuances of common stock between those shares (i) issued at date of inception for assets and separately for services to the founding shareholders, (ii) issued in the June 2008 private placement, and (iii) issued for any other cash, and separately, noncash transactions. For each line item presentation, please disclose the date of the transaction.

48. Please expand the description of the line item "Issuance of Preferred Stock" to indicate, if true, these were issued to your founding shareholders at date of inception. Also indicate and describe the specific asset or service for which they were issued. Tell us where it is categorized in Note 2.

Note 2. Unamortized Film Costs, page F-9

49. Please expand this note to disclose the names of the two films currently in production that are set to be released in 2008, and the one completed film

previously purchased (but unexploited). Disclose when amortization of each of these films will begin. Please tell us if the entire source of your revenues for the period ended August 31, 2008 pertained to the exploitation of the completed film previously purchased, and explain why you have not amortized any of the related film purchased costs of $200,000. Refer to paragraphs 52 and 53 of SOP No. 00-2.

50. Provide a narrative discussion of the nature of the line item components "production contracts," "Media insurance and legal opinion," and "SAG residuals" in the filing. In addition, please describe and quantify in a written response the individually material components of each line item. Finally, please refer to the first sentence of the final paragraph on page 5. Tell us how each of the assets identified was valued (in dollar terms) and how it is being classified and accounted for in the financial statements.

Note 3. Prepaid Advertising, page F-9

51. Provide us with a detailed description of the exact nature and contractual terms of the "rights to receive certain radio media on a national radio network" and include with your response a copy of the associated contractual agreement. It appears that a copy of this agreement may be required as an exhibit to the filing as well. Please revise or advise.

52. In addition, please provide us with objectively verifiable support for both your initial valuation of these rights and for the $100,000 balance that remains as of the most recent balance sheet date.

53. As you refer to these costs as prepaid advertising, please tell us whether you are accounting for them under SOP 93-7.

Note 5. Stockholders' Equity, page F-9

54. For each of the transactions described, other than the private placement of common shares for cash, please tell us how you determined the fair market value to assign to the common share issuances. Further, with respect to the common and preferred shares issued to the founders, please expand to disclose if the $197,402 assigned to the assets acquired represented the historical cost basis of the assets of the founders and, if not, please explain to us your basis of accounting. Also tell us in detail how you determined the number of founder shares to allocate as common shares and preferred shares. We may have additional comment after review of your response.

55. Please expand this footnote to describe the significant contractual terms of the preferred stock. For example, disclose the voting and the conversion rights and describe the specific conditions under which the shares may be converted.

Note 7. Income Taxes, page F-10

56. Expand the disclosure to indicate your basis of belief as to why no tax valuation allowance is necessary at August 31, 2008 for the deferred tax asset. We refer you to paragraph 17(e) of SFAS No. 109. To the extent you conclude that a valuation allowance is not needed, please provide support for your determination that the deferred tax asset is *more likely than not* to be realized pursuant to the guidance in paragraphs 20-25 of SFAS No. 109. In this regard, given your limited operating history, the uncertainty expressed in the final risk factor presented on page 10 and your MD&A disclosures, it appears significant positive evidence that is objectively verifiable will be required in support of any deferred tax asset. We may have further comments upon review of your response.

Age of Financial Statements

57. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Forward looking statements, page 30

58. Since the Private Securities Litigation Reform Act of 1995 does not apply to initial public offerings or issuers of penny stock, either delete the reference to the Private Securities Litigation Reform Act or revise to indicate that the safe harbor does not apply to you. Refer to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Significant Accounting Policies and Estimates, page 30

59. Refer to the last sentence where you indicate the accounting policies are described herein. We are unable to locate this disclosure in MD&A; please expand to describe your significant accounting policies and estimates.

Results of Operations, page 31

60. Refer to the paragraph discussion of revenue. Please reclassify the amount representing interest income to a section, such as, "Non-Operating Income" here and in the statements of operations, as the amount does not represent revenue. Also discuss the source of your interest income.

Liquidity and Capital Resources, page 31

61. Please expand to discuss your sources of liquidity during the period, such as the private placement of common stock and the loan from the shareholder. Also disclose if your shareholders, officers or directors have committed to provide you with any sources of loans, advances, or cash contributions to fund your operations beyond the next twelve months. If applicable, disclose whether the commitments are oral or written. Discuss whether or not you have any third-party sources of liquidity available to you, such as lines or letters of credit.

Controls and Procedures, page 31

62. Please clarify the disclosure to indicate, if true, that both your *Principal Executive Officer and Principal Financial Officer* concluded that your disclosure controls and procedures were effective. To the extent there is only one individual acting in such capacities, please state this fact. Alternatively, this section may be deleted as you have not yet filed annual reports pursuant to Sections 13(a) or 15(d) of the Exchange Act Rules. We refer you to Item 307 of Regulation S-K.

Part II

Item 26. Recent Sales of Unregistered Securities, page 33

63. Please revise to include all unregistered transactions and all of the information required by Item 701 of Regulation S-K for each transaction. For securities sold for consideration other than cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. We note certain transactions that are described in your prospectus, but not included here, such as the issuance of preferred stock and issuance of shares to Ms. Sidoti.

Item 28. Undertakings, page 35

64. Please provide the appropriate undertakings as specifically set forth by Item 512(a) and Item 512(h) of Regulation S-K.

Exhibit 5.1

65. Please specifically identify all types and classes of securities being offered by the registration statement.

Accountants' Consent

> 66. Amendments should contain currently dated accountants' consents. Manually
> signed consents should be kept on file for five years. Reference is made to Rule
> 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Jillian Sidoti, Esq.
        Fax: (951) 602-6049